

NO ACT

PE
12-27-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2013

Michael Hyatte
Sidley Austin LLP
mhyatte@sidley.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-04-2013

Re: eBay Inc.
Incoming letter dated December 27, 2012

Dear Mr. Hyatte:

This is in response to your letters dated December 27, 2012, January 3, 2013, January 10, 2013, and January 14, 2013 concerning the shareholder proposal submitted to eBay by John Chevedden. We also have received letters from the proponent dated December 30, 2012, January 2, 2013, January 9, 2013, January 11, 2013, and January 15, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 4, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: eBay Inc.
Incoming letter dated December 27, 2012

The proposal relates to written consent by shareholders.

There appears to be some basis for your view that eBay may exclude the proposal under rule 14a-8(f). We note your representation that eBay requested, but did not receive, documentary support indicating that the proponent had satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). We also note your representation that the facsimile number used for delivery was not a facsimile number at eBay's principal executive offices. Accordingly, we will not recommend enforcement action to the Commission if eBay omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 15, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
eBay Inc. (EBAY)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 27, 2012 company request concerning this rule 14a-8 proposal.

The company January 14, 2013 letter is silent on whether the company was also able to confirm on December 19, 2012 that it received the stock ownership verification letters on November 7, 2012 at fax number 408-516-8811 with a date and fax stamp similar to the evidence it submitted with its January 10, 2013 letter for certain uncontested pages received at fax number 408-516-8811 from the proponent.

The company January 14, 2013 letter goes into a gray area on whether a proponent can assume that a stock ownership letter can be forwarded to a law firm absent any specific instructions. The company does not claim that a shareholder proposal can be forwarded to a law firm.

Additional information will be forwarded.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Brian Yamasaki <byamasaki@ebay.com>



SIDLEY AUSTIN LLP
1501 K STREET, N.W.
WASHINGTON, D.C. 20005
(202) 736 8000
(202) 736 8711 FAX

mhyatte@sidley.com
(202) 736 8012

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
HOUSTON
LONDON
LOS ANGELES
NEW YORK
PALO ALTO
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866

January 14, 2013

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: eBay Inc. – Shareholder Proposal submitted by John Chevedden

Ladies and Gentlemen:

This letter is submitted on behalf of eBay Inc., a Delaware corporation ("eBay" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, in response to a letter dated January 11, 2013 (the "January 11 Letter"), from John Chevedden (the "Proponent") concerning a shareholder proposal he submitted on October 31, 2012 (the "Proposal"). In accordance with *Staff Legal Bulletin 14D*, this letter is being submitted by e-mail. It addresses the issues raised by the Proponent in the January 11 Letter and should be read in conjunction with eBay's original December 27, 2012 letter requesting no action relief (the "Original Submission"), as well as its supplemental letters dated January 3, 2013 and January 10, 2013. A copy of this letter will also be sent to the Proponent.

The January 11 Letter misrepresents prior communications made by the Company. The Proponent first states that the Company's January 10, 2013 letter confirms "that a fax sent to 408-516-8811 on November 19, 2012 was in fact received by the Company's Secretary." This statement by the Proponent is misleading. The Company's January 10, 2013 letter simply noted that the Company had confirmed that it had received the November 19, 2012 fax sent by the Proponent to 408-516-8811 (the "Fax Number"). The Company in fact made this confirmation on December 19, 2012, following the Proponent's revelation on December 18, 2012 (long after the deadline for submitting proof of ownership materials) that he had sent documents to the Fax Number. As indicated on page 5 of the Original Submission, the Fax Number is the electronic fax number for an employee located in Salt Lake City, Utah, who helps remove purportedly infringing items identified by third parties from the eBay website, and is not connected in any fashion to eBay's principal offices, management, Corporate Secretary or corporate governance functions. Moreover, as noted previously, contrary to the Proponent's assertion in his January 9,



2013 letter, the Proponent's November 19, 2012 faxes to the Company included no proof of ownership materials.

The Proponent then alleges that the Company's November 7, 2012 deficiency notice failed to provide any address to which the Proponent could submit his proof of ownership materials. This is both untrue and beside the point. The Company's deficiency notice did in fact provide the mailing address, phone number and e-mail address of outside counsel to eBay. The Proponent also has access to eBay proxy materials from prior years in which the address of the Company Secretary is published. Moreover, the Proponent was already aware of and had used the e-mail address of the Company Secretary when he originally submitted the Proposal. Any of those methods would have been sufficient for sending the Proponent's proof of ownership materials. The Proponent has now submitted four response letters to the Company's request for no-action relief, none of which have changed the facts or the rationale of the Original Submission in any respect. As set forth in the Original Submission, the Proponent failed to provide proof of his eligibility to submit the Proposal in a manner that complied with Rule 14a-8.

Based on the foregoing, the Company respectfully requests your concurrence that the Proposal may be excluded from eBay's 2013 proxy materials. If you have any questions regarding this request or desire additional information, please contact me at (202) 736-8012 or by e-mail at mhyatte@sidley.com.

Very truly yours,

Michael Hyatte

Michael Hyatte

cc: Michael R. Jacobson, Senior Vice President, Legal Affairs, General Counsel and Secretary, eBay Inc.
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 11, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
eBay Inc. (EBAY)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 27, 2012 company request concerning this rule 14a-8 proposal.

The company January 10, 2013 letter and its exhibits confirm that a fax sent to 408-516-8811 on November 19, 2012 was in fact received by the Corporate Secretary. This is the fax number that the company disputes.

The company November 7, 2012 letter failed to provide the proponent with any address instructions to forward the stock ownership letter to – no mailing address, fax number or email address. The company earlier said that the Proponent previously used Federal Express to submit written materials to the Company. The company failed to document any Federal Express shipment by the Proponent.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Brian Yamasaki <byamasaki@ebay.com>



SIDLEY AUSTIN LLP
1501 K STREET, N.W.
WASHINGTON, D.C. 20005
(202) 736 8000
(202) 736 8711 FAX

mhyatte@sidley.com
(202) 736 8012

January 10, 2013

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: eBay Inc. – Shareholder Proposal submitted by John Chevedden

Ladies and Gentlemen:

This letter is submitted on behalf of eBay Inc., a Delaware corporation ("eBay" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, in response to a letter dated January 9, 2013 (the "January 9 Letter"), from John Chevedden (the "Proponent") concerning a shareholder proposal he submitted on October 31, 2012 (the "Proposal"). In accordance with *Staff Legal Bulletin 14D*, this letter is being submitted by e-mail. It addresses the issues raised by the Proponent in the January 9 Letter and should be read in conjunction with eBay's original December 27, 2012, letter requesting no action relief (the "Original Submission"), as well as its supplemental letter dated January 3, 2013. A copy of this letter will also be sent to the Proponent.

The January 9 Letter introduces confusion by suggesting that two faxes containing "evidence of the 2013 stock ownership" materials were sent to eBay on November 19, 2012. In fact, no such evidence was provided. The Company has confirmed that the faxes attached to this letter as Exhibit A were received from the Proponent on November 19, 2012 at the two numbers indicated in the January 9 Letter. In both cases, the materials provided were duplicate copies of the Proposal, which had already been submitted on October 31, 2012; importantly, no proof of ownership materials were included in either transmission. The Original Submission therefore stands based on the Proponent's failure to provide proof of his eligibility to submit the Proposal in a manner that complied with Rule 14a-8.

Based on the foregoing, the Company respectfully requests your concurrence that the Proposal may be excluded from eBay's 2013 proxy materials. If you have any questions regarding this request or desire additional information, please contact me at (202) 736-8012 or by e-mail at mhyatte@sidley.com.

Very truly yours,

Michael Hyatte

Attachments

cc: Michael R. Jacobson, Senior Vice President, Legal Affairs, General Counsel and Secretary, eBay Inc.
John Chevedden

Exhibit A

November 19, 2012 Faxes

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Pierre M. Omidyar
Chairman of the Board
eBay Inc. (EBAY)
2145 Hamilton Ave
San Jose CA 95125
Phone: 408 376-7400

Dear Mr. Omidyar,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,


John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***


Date

cc: Michael R. Jacobson <michaelrjacobson@ebay.com>
Corporate Secretary
Fax: 408-516-8811
Amanda Christine Miller <amandacmiller@ebay.com>

[EBAY: Rule 14a-8 Proposal, October 31, 2012]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law.

This proposal topic won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, rated our company "High Concern" in Executive Pay – $16 million for our CEO John Donahoe.

Mr. Donahoe was given $6.6 million in time-vesting equity of stock options and restricted stock units (RSUs) while also realizing $11.5 million on the exercise of options and vesting of restricted stock. Equity pay should have performance-vesting criteria for alignment with shareholder interests and market-priced stock options may provide rewards due to a rising market alone, regardless of an executive's performance.

Our highest paid executives could also be given performance-based RSUs that were based on only one- and two-year performance periods, which are quite short of long-term. In addition, President Christopher Saridakis received a special transaction bonus of $5 million. Discretionary bonuses undermine the integrity of pay-for-performance.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance and protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Pierre M. Omidyar
Chairman of the Board
eBay Inc. (EBAY)
2145 Hamilton Ave
San Jose CA 95125
Phone: 408 376-7400

Dear Mr. Omidyar,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,





John Chevedden   Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Michael R. Jacobson <michaelrjacobson@ebay.com>
Corporate Secretary
Fax: 408-516-8811
Amanda Christine Miller <amandacmiller@ebay.com>
FX: 408-376-7517

[EBAY: Rule 14a-8 Proposal, October 31, 2012]
Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law.

This proposal topic won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, rated our company "High Concern" in Executive Pay – $16 million for our CEO John Donahoe.

Mr. Donahoe was given $6.6 million in time-vesting equity of stock options and restricted stock units (RSUs) while also realizing $11.5 million on the exercise of options and vesting of restricted stock. Equity pay should have performance-vesting criteria for alignment with shareholder interests and market-priced stock options may provide rewards due to a rising market alone, regardless of an executive's performance.

Our highest paid executives could also be given performance-based RSUs that were based on only one- and two-year performance periods, which are quite short of long-term. In addition, President Christopher Saridakis received a special transaction bonus of $5 million. Discretionary bonuses undermine the integrity of pay-for-performance.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance and protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 9, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
eBay Inc. (EBAY)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 27, 2012 company request concerning this rule 14a-8 proposal.

Attached is additional evidence of the 2013 stock ownership letter being faxed to the company.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Brian Yamasaki <byamasaki@ebay.com>


telna
Telecom North America

TELECOM NORTH AMERICA (formerly called 3U TELECOM)
2654 W. Horizon Ridge Pkwy
Suite B5-143
Henderson, NV 89052

For questions please call customer service 1-800-972-7538, Mon-Fri, 6 AM to 5 PM PST, or email info@telna.com.

CALL DETAIL

Number dialed	Destination	Date	Time	Duration	Price
				19	[illegible]
				21	$0.055
				14	$0.059
				34	$0.027
(408) 376 - 7517	California	11/19/2012	07:15:20 PM	00:01:52	$0.063
(408) 516 - 8811	California	11/19/2012	07:18:55 PM	00:01:01	$0.035
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]



SIDLEY AUSTIN LLP
1501 K STREET, N.W.
WASHINGTON, D.C. 20005
(202) 736 8000
(202) 736 8711 FAX

mhyatte@sidley.com
(202) 736 8012

January 3, 2013

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: eBay Inc. – Shareholder Proposal submitted by John Chevedden

Ladies and Gentlemen:

This letter is submitted on behalf of eBay Inc., a Delaware corporation ("eBay" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), in response to a letter dated December 30, 2012 (the "Letter") from John Chevedden (the "Proponent") concerning a shareholder proposal he submitted on October 31, 2012 (the "Proposal").

In accordance with *Staff Legal Bulletin 14D*, this letter is being submitted via e-mail. It addresses the issues raised by the Proponent in the Letter and should be read in conjunction with eBay's original December 27, 2012 letter requesting no action relief (the "Original Submission"). A copy of this letter will also be sent to the Proponent.

The Letter contends that the Company's no action request is missing information related to the bullet at the bottom of page 3 of the Original Submission, which states:

- The fax number the Proponent used to send the proof of ownership materials (the 'Fax Number') was not one used or owned by anyone in the Company's principal offices in San Jose, California or anyone related to the Company's management, the Company's Secretary or corporate governance. Because the supporting materials were not in fact properly sent to eBay, the Company proceeded to file this request for no action relief pursuant to Rules 14a-8(b) and 14a-8(f)(1).

The Proponent questions whether the words "was not" refer only to the day before the date on which eBay filed the Original Submission. He also implies that the Company should provide a history of the Fax Number's use. The Original Submission already accounted for the historical uses of the Fax Number, stating, "To eBay's knowledge, the Fax Number has never been used for anything other than intellectual property-related issues and has never been held out by eBay to other persons or groups inside or outside of eBay as a fax number for anything other than intellectual property-related services." That is, as noted before, the Proponent used a number unconnected to anyone related to the Company's management, the Company's Secretary or corporate governance, and therefore the materials were not properly sent to eBay.

Conclusion

Based on the foregoing, the Company respectfully requests your concurrence that the Proposal may be excluded from eBay's 2013 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact me at (202) 736-8012 or by e-mail at mhyatte@sidley.com.

Very truly yours,

Michael Hyatte

Michael Hyatte

Attachments

cc: Michael R. Jacobson, Senior Vice President, Legal Affairs, General Counsel and Secretary, eBay Inc.
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 2, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
eBay Inc. (EBAY)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 27, 2012 company request concerning this rule 14a-8 proposal.

In regard to the company claim for its use of the fax number to which the 2013 ownership letters, including the cover letter and proposal itself were forwarded to, the company also said that the Proponent used Federal Express to submit written materials to the Company. Perhaps the company can document a Federal Express shipment by the Proponent.

The company does not explain how an employee in Salt Lake City would purportedly use a fax number with a California area code (408).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Brian Yamasaki <byamasaki@ebay.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 30, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
eBay Inc. (EBAY)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 27, 2012 company request concerning this rule 14a-8 proposal.

The 53-page company request seems to be missing a key point in its bottom bullet on page 3. The bottom bullet says that the fax number that received the proof of ownership was not one used or owned by anyone in the Company's principal offices or anyone related to the company's management, the company's secretary or corporate governance.

Does "was not" mean "was not" since the day before the company December 27, 2012 request? Perhaps the company can give a little history on its use of this fax number. Or perhaps the company can provide a little history on the documents that it has received from rule 14a-8 proponents that were addressed to this fax number.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Brian Yamasaki <byamasaki@ebay.com>



SIDLEY AUSTIN LLP
1501 K STREET, N.W.
WASHINGTON, D.C. 20005
(202) 736 8000
(202) 736 8711 FAX

mhyatte@sidley.com
(202) 736 8012

December 27, 2012

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: eBay Inc. – Shareholder Proposal submitted by John Chevedden

Ladies and Gentlemen:

This letter is submitted on behalf of eBay Inc., a Delaware corporation ("eBay" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934 (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of eBay's intention to exclude from its proxy materials for its 2013 Annual Meeting of Shareholders (the "2013 Annual Meeting" and such materials, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") submitted by John Chevedden (the "Proponent") on October 31, 2012. The Company intends to omit the Proposal from its 2013 Proxy Materials pursuant to Rules 14a-8(b) and 14a-8(f)(1) of the Exchange Act and respectfully requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Commission if eBay excludes the Proposal from its 2013 Proxy Materials for the reasons detailed below.

The Company intends to file its definitive proxy materials for the 2013 Annual Meeting on or about March 18, 2013. In accordance with *Staff Legal Bulletin 14D* ("SLB 14D"), this letter and its exhibits are being submitted via e-mail. A copy of this letter and its exhibits will also be sent to the Proponent. Pursuant to Rule 14a-8(k) and SLB 14D, the Company requests that the Proponent copy the undersigned on any correspondence that he elects to submit to the Staff in response to this letter.

The Proposal

The Proposal provides:

> "Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law."

The Proposal, together with its supporting statement, is attached to this letter as Exhibit A. All correspondence between the Company and the Proponent is attached as Exhibit B.

Background

The following is a procedural history of the submission of the Proposal and later communications between the Company and the Proponent:

- On October 31, 2012, the Company received the Proposal from the Proponent by e-mail including a cover letter of the same date, which is included in Exhibit B. That letter did not satisfy the proof of eligibility standards of Rule 14a-8(b). Instead, the letter stated that the "requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting." No other materials relating to eligibility were attached.
- On November 7, 2012, after the Company reviewed its stock records and confirmed that the Proponent was not a registered holder of Company securities and had not made any of the filings described in Rule 14a-8(b)(2)(ii), the Company sent a notice to the Proponent regarding the deficiency (the "Notice"). In accordance with the Proponent's specific instructions included with the Proposal, the Notice, which is included in Exhibit B, was sent to the Proponent's e-mail. Evidence that the e-mail was received by the Proponent's e-mail server on November 7, 2012, is included in Exhibit C.
- The Notice informed the Proponent that his letter was insufficient to meet the requirements of Rule 14a-8(b) and requested that he send the necessary evidence of his eligibility to submit the proposal within 14 days of receipt of the Notice, by

November 21, 2012. The Notice stated that the Proponent's response "must be postmarked, or transmitted electronically" by such deadline. No fax number was provided.

- When the November 21, 2012 deadline had passed, the Company had not received any evidence of eligibility to submit the Proposal. Accordingly, the Company began to prepare a request for no action relief pursuant to Rules 14a-8(b) and 14a-8(f)(1) with the intention of filing on December 7, 2012.
- Counsel to eBay contacted the Proponent as a courtesy on December 6, 2012, to inform him that the Company intended to file for no action relief the following day in light of his failure to submit evidence of his eligibility pursuant to Rule 14a-8(b).
- Later in the day on December 6, 2012, the Proponent e-mailed the Company, claiming that the proof of ownership letters had been faxed to the Company on November 7, 2012. *See* Exhibit B.
- The Company thoroughly inquired into all faxes that had been received at the Company's principal offices on or around November 7, 2012, without finding any faxes related to the Proposal. eBay also made several requests that the Proponent provide the materials, including in an e-mail letter from eBay's counsel to the Proponent on December 7, 2012.
- All such requests were ignored until the Proponent informed eBay that he would refuse to send the purported proof of ownership letters or any proof that such letters were delivered by fax on November 7, 2012, unless the Company agreed to a limited waiver.
- On December 17, 2012, the Company sent an e-mail to the Proponent agreeing that if the Proponent would send copies of the proof of ownership letters and evidence that they were sent to the Company within the required time, the Company would not assert that he had failed to comply with the timing requirements of Rule 14a-8. *See* Exhibit B.
- On December 17, 2012, the Proponent e-mailed the Company copies of letters dated November 7, 2012, from Spinnaker Trust and Northern Trust related to the Proponent's proof of ownership. *See* Exhibit B.
- On December 18, 2012, the Proponent e-mailed the Company a copy of a fax journal report purporting to demonstrate that a fax was sent from the Proponent's number to the Company on November 7, 2012. *See* Exhibit B.
- The fax number the Proponent used to send the proof of ownership materials (the "Fax Number") was not one used or owned by anyone in the Company's principal offices in San Jose, California or anyone related to the Company's management, the Company's Secretary or corporate governance. Because the supporting

materials were not in fact properly sent to eBay, the Company proceeded to file this request for no action relief pursuant to Rules 14a-8(b) and 14a-8(f)(1).

Analysis

The Proposal May Be Excluded Pursuant to Rules 14a-8(b) and 14a-8(f).

Pursuant to Rules 14a-8(b) and 14a-8(f)(1), eBay may exclude the Proposal from the 2013 Proxy Materials because the Proponent failed to prove his eligibility to submit the Proposal in accordance with the requirements of Rule 14a-8.

Rule 14a-8(f)(1) provides that a shareholder proposal may be excluded from a company's proxy materials if the proponent fails to meet the eligibility and procedural requirements of Rule 14a-8(a) through (d) after the company provides timely notice of the deficiency and the shareholder fails to correct the deficiency. To qualify under Rule 14a-8(b), a shareholder must (i) have "continuously held at least $2,000 in market value, or 1%, of the company's securities" for at least one year by the date the proponent submits the proposal and (ii) "continue to hold those securities through the date of the meeting." A proponent has the burden of proof that it meets these requirements, which may be satisfied in one of two ways. First, if the proponent is a registered holder of the company's securities, the company can verify eligibility on its own. Alternatively, if the proponent is not a registered holder and has not made a filing with the SEC pursuant to Rule 14a-8(b)(2)(ii), it must submit a "written statement from the 'record' holder of [its] securities (usually a broker or bank) verifying that, at the time [it] submitted [the] proposal, [the proponent] continuously held the securities for at least one year." In either case, the proponent must also include a "written statement that [it] intend[s] to continue to hold the securities through the date of the meeting of shareholders."

If a proponent fails to satisfy one of Rule 14a-8's procedural requirements, the company to which the proposal has been submitted may exclude the proposal, but only after notification to the proponent of the deficiency and the proponent's failure to correct it. Within 14 days of receiving the proposal, the company must notify the proponent in writing of any procedural or eligibility deficiencies and also provide the proponent with the timeframe for the proponent's response. The proponent must then respond to the company and correct any such deficiency within 14 days from receipt of the company's notification.

In this case, the Proponent has not demonstrated that he complied with the requirements set forth in Rule 14a-8. As a result, the Company may exclude the Proposal from its 2013 Proxy Materials because the Proponent did not properly send the materials related to his proof of eligibility within the required 14 days after receiving the Notice.

Staff Legal Bulletin 14 makes it perfectly clear that a proposal and related materials "must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement." Indeed, on page 6 of eBay's proxy statement for its 2012 annual meeting (the "2012 Proxy Statement"), the Company indicates that shareholder proposal materials must be "received by our Corporate Secretary" who can be contacted "at our principal executive office (2145 Hamilton Avenue, San Jose, California 95125)." On page 9 of eBay's 2012 Proxy Statement under the heading "Our Corporate Governance Practices," the Company again states, "*Stockholder Communication.* Stockholders may communicate with the Board or individual directors care of the Corporate Secretary, eBay Inc., 2145 Hamilton Avenue, San Jose, California 95125."

Staff Legal Bulletin 14C places the burden of proper submission of materials on shareholders by instructing them "in those instances where the company does not disclose in its proxy statement a facsimile number for submitting proposals, . . . to contact the company to obtain the correct facsimile number for submitting proposals *and responses to notices of defects* [emphasis added]." Nowhere in its proxy materials did eBay provide a fax number for shareholder use. In this instance, not only did the Proponent fail to contact the Company about an appropriate fax number, he selected a number, for unknown reasons, that is not connected in any fashion to eBay's principal offices, management, Corporate Secretary or corporate governance functions. After extensive investigations and communications with the Company's vendors and IT department, eBay was able to determine the following:

- The Fax Number to which the Proponent claims to have sent his proof of ownership materials is the electronic fax number for an eBay employee located in Salt Lake City, Utah. The eBay employee's job is to help remove purportedly infringing items identified by third parties from the eBay website.
- To eBay's knowledge, the Fax Number has never been used for anything other than intellectual property-related issues and has never been held out by eBay to other persons or groups inside or outside of eBay as a fax number for anything other than intellectual property-related services.
- The Fax Number is not listed in any public filing ever made by the Company with the Commission and has never been held out by eBay as a fax number for eBay's Corporate Secretary or corporate governance affairs.

Staff precedent plainly indicates that when a proponent does not properly submit shareholder proposal materials to an appropriate person at the company's principal offices, such materials are not in compliance with the requirements of Rule 14a-8, and exclusion is therefore warranted. *See, e.g., Alcoa Inc.* (January 12, 2009) (concurring in the exclusion of a proposal and stating, "We note in particular your representation that Alcoa received the proposal after this deadline, that the facsimile number used for delivery is not a facsimile number at Alcoa's principal executive offices, and that the e-mail address used for delivery is an e-mail address for Alcoa's Investor Relations department."). Moreover, the Proponent himself has on numerous occasions been the subject of this strictly enforced requirement. *See, e.g., Yahoo! Inc.* (March 24, 2011) (concurring in the exclusion of a proposal for failure to provide the necessary proof of ownership documentation within 14 days of the company's request where Mr. Chevedden sent materials to the e-mail address of an investor relations manager rather than the corporate secretary); *Altria Group, Inc.* (April 2, 2010) (concurring in the exclusion of a proposal where the Staff noted in particular that Mr. Chevedden sent materials to an "inactive e-mail address of the company's former corporate secretary"); *DTE Energy Company* (March 24, 2008) (concurring in the exclusion of a proposal where the Staff noted in particular that Mr. Chevedden sent materials using a fax number that was "not a facsimile number at DTE's principal executive offices"); *Alcoa Inc.* (February 25, 2008) (concurring in the exclusion of a proposal where the company had no record of a fax Mr. Chevedden claimed to have sent prior to the relevant deadline); *Xerox Corporation* (May 2, 2005) (concurring in the exclusion of a proposal where Mr. Chevedden had sent materials to a fax number corresponding to the company's treasury department).

It is not clear how the Proponent obtained the Fax Number nor why he chose to submit his proof of ownership materials using only the Fax Number. In all prior correspondence with eBay, the Proponent has used Federal Express, e-mail and/or U.S. Postal Service delivery to submit written materials to the Company, and has otherwise evidenced an ability to communicate directly with individuals in the Company's principal executive offices in San Jose, California. What is clear, however, is that the Company cannot be said to have received the Proponent's proof of ownership materials within the requisite 14-day period. The Company has approximately 30,000 employees around the world and services thousands of fax numbers, according to its telecom service providers. eBay is not unique in this regard; many public companies have similarly vast numbers of employees, departments, offices, e-mail addresses and fax numbers. The Staff has recognized that it would be a practical impossibility for a corporate secretary and his or her governance team to manage every piece of paper or communication relating to shareholder proposals that might be sent to any number of company-affiliated offices, e-mail addresses, or physical or electronic fax numbers. For this reason, the Staff has firmly established the principle that shareholders must, at the very least, send such materials to the company's principal executive offices. The Proponent has failed to meet this basic requirement.

The limited waiver provided by the Company set forth in Exhibit B did not relieve the Proponent of this basic requirement -- a requirement that is well understood by the Proponent. The Company merely agreed that if the Proponent could show that he had previously submitted



his proof of eligibility in a manner that complied with timing and manner of submission requirements of Rule 14a-8 it would not claim, on the basis of the subsequent communication between the Proponent and the Company, that such a submission was untimely. As explained above, the Proponent did not submit his proof of eligibility in a manner that complied with Rule 14a-8.

The Staff has consistently taken the position that absent the necessary documentary support establishing the minimum and continuing ownership requirements under Rule 14a-8(b), a proposal may be excluded under Rule 14a-8(f). *See Verizon Communications, Inc.* (December 23, 2009) (permitting exclusion for the failure to demonstrate continuous ownership for a period of one year at the time proposal submitted). Thus, for the reasons stated herein and in accordance with Rules 14a-8(b) and 14a-8(f), the Company may exclude the Proposal from its 2013 Proxy Materials.

Conclusion

Based on the foregoing, the Company respectfully requests your concurrence that the Proposal may be excluded from eBay's 2013 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact me at (202) 736-8012 or by e-mail at mhyatte@sidley.com.

Very truly yours,

Michael Hyatte

Michael Hyatte

Attachments

cc: Michael R. Jacobson, Senior Vice President, Legal Affairs, General Counsel and Secretary, eBay Inc.
John Chevedden

<u>Exhibit A</u>

Proponent's Submission

[EBAY: Rule 14a-8 Proposal, October 31, 2012]
Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law.

This proposal topic won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, rated our company "High Concern" in Executive Pay – $16 million for our CEO John Donahoe.

Mr. Donahoe was given $6.6 million in time-vesting equity of stock options and restricted stock units (RSUs) while also realizing $11.5 million on the exercise of options and vesting of restricted stock. Equity pay should have performance-vesting criteria for alignment with shareholder interests and market-priced stock options may provide rewards due to a rising market alone, regardless of an executive's performance.

Our highest paid executives could also be given performance-based RSUs that were based on only one- and two-year performance periods, which are quite short of long-term. In addition, President Christopher Saridakis received a special transaction bonus of $5 million. Discretionary bonuses undermine the integrity of pay-for-performance.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance and protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

Correspondence

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Pierre M. Omidyar
Chairman of the Board
eBay Inc. (EBAY)
2145 Hamilton Ave
San Jose CA 95125
Phone: 408 376-7400

Dear Mr. Omidyar,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,




John Chevedden Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Michael R. Jacobson <michaelrjacobson@ebay.com>
Corporate Secretary
Fax: 408-516-8811
Amanda Christine Miller <amandacmiller@ebay.com>



SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN STREET
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

ggerstman@sidley.com
(312) 853 2060

November 7, 2012

VIA EMAIL

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Stockholder Proposal for the 2013 Annual Meeting

Dear Mr. Chevedden:

We are writing to you on behalf of our client, eBay Inc. (the "Company"). On October 31, 2012, the Company received by email your letter dated October 31, 2012. Included with the letter was a proposal (the "Proposal"), submitted by you and intended for inclusion in the Company's proxy materials (the "2013 Proxy Materials") for its 2013 Annual Meeting of Stockholders (the "2013 Annual Meeting").

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(b) establishes that, in order to be eligible to submit a proposal, a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. In addition, under Rule 14a-8(b), you must also provide a written statement that you intend to continue to own the required amount of securities through the date of the 2013 Annual Meeting. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

The Company's stock records do not indicate that you have been a registered holder of the requisite amount of Company shares for at least one year. Under Rule 14a-8(b), you must therefore prove your eligibility to submit a proposal in one of two ways: (1) by submitting to the Company a written statement from the "record" holder of your stock (usually a broker or bank) verifying that you have continuously held the requisite number of shares entitled



to be voted on the Proposal since at least October 31, 2011 (i.e., the date that is one year prior to the date on which the Proposal was submitted to the Company); or (2) by submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by you with the Securities and Exchange Commission (the "SEC") that demonstrates your ownership of the requisite number of shares as of or before October 31, 2011, along with a written statement that (i) you have continuously owned such shares for the one-year period prior to the date of the statement and (ii) you intend to continue ownership of such shares through the date of the 2013 Annual Meeting.

With respect to the first method of proving eligibility to submit a proposal as described in the preceding paragraph, please note that most large brokers and banks acting as "record" holders deposit the securities of their customers with the Depository Trust Company ("DTC"). The staff of the SEC's Division of Corporation Finance (the "Staff") in 2011 issued further guidance on its view of what types of brokers and banks should be considered "record" holders under Rule 14a-8(b). In *Staff Legal Bulletin No. 14F* (October 18, 2011) ("SLB 14F"), the Staff stated, "[W]e will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as 'record' holders of securities that are deposited at DTC." The Staff has recently clarified, as stated in *Staff Legal Bulletin No. 14G* ("SLB 14G"), that a written statement establishing proof of ownership may also come from an affiliate of a DTC participant.

You can confirm whether your broker or bank is a DTC participant or affiliate thereof by checking the DTC participant list, which is available on the DTC's website at www.dtcc.com. If your broker or bank is a DTC participant or an affiliate of a DTC participant, then you will need to submit a written statement from your broker or bank verifying that, as of the date your letter was submitted, you continuously held the requisite amount of securities for at least one year. If your broker or bank is not on the DTC participant list or is not an affiliate of a broker or bank on the DTC participant list, you will need to ask your broker or bank to identify the DTC participant through which your securities are held and have that DTC participant provide the verification detailed above. You may also be able to identify this DTC participant or affiliate from your account statements because the clearing broker listed on your statement will generally be a DTC participant. If the DTC participant or affiliate knows the broker's holdings but does not know your holdings, you can satisfy the requirements of Rule 14a-8 by submitting two proof of ownership statements verifying that, at the time your proposal was submitted, the requisite number of shares were continuously held for at least one year: one statement from your broker confirming your ownership and one from the DTC participant confirming the broker's ownership of such shares.


SIDLEY AUSTIN LLP
SIDLEY

You have not yet submitted evidence establishing that you satisfy these eligibility requirements. Please note that if you intend to submit such evidence, your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter. For your reference, copies of Rule 14a-8, SLB 14F and SLB 14G are attached to this letter as Exhibit A, Exhibit B and Exhibit C, respectively. If you have any questions concerning the above, please do not hesitate to contact the undersigned by phone at (312) 853-2060 or by email at ggerstman@sidley.com.

Very truly yours,

Gary D. Gerstman

Attachments

cc: Michael R. Jacobson, Senior Vice President, Legal Affairs, General Counsel and Secretary, eBay Inc.

Exhibit A

Rule 14a-8

§ 240.14a-8 Shareholder proposals.

 top

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may

wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Exhibit B

SLB 14F



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

<u>Exhibit C</u>

SLB 14G



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Home | Previous Page Modified: 10/16/2012

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 06, 2012 5:44 PM
To: Jacobson, Mike
Subject: Rule 14a-8 Proposal (EBAY)

Mr. Jacobson,
The stock ownership letters were faxed on November 7, 2012 and your name was on the cover letter.
Sincerely,
John Chevedden

From: Gerstman, Gary D.
Sent: Friday, December 07, 2012 2:55 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Rule 14a-8 Proposal (EBAY)

Mr. Chevedden,

eBay is checking its records for your fax referenced below. In the meantime, if you could send me a copy of the referenced stock ownership letters and confirmation of your fax on November 7, 2012, I would be grateful. Please send these items to me by email, if possible, or by fax to my attention.

Thanks,
Gary

Gary D. Gerstman
Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603
E-mail: ggerstman@sidley.com
Tel: (312) 853-2060
Fax: (312) 853-7036

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 06, 2012 5:44 PM
To: Jacobson, Mike
Subject: Rule 14a-8 Proposal (EBAY)

Mr. Jacobson,
The stock ownership letters were faxed on November 7, 2012 and your name was on the cover letter.
Sincerely,
John Chevedden

From: byamasaki@ebay.com
Sent: Monday, December 17, 2012 2:32 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Levey, Brian
Subject: Stockholder Proposal

Hi Mr. Chevedden,

Thank you for your voicemail. In response to your message, we would agree to waive any claim that your ownership materials were not received within the required timeframe (i.e., 14 days after November 7, 2012) so long as you provide us with (1) copies of the broker letters dated within 14 days of November 7th and (2) a fax confirmation demonstrating that the letters were sent within 14 days of November 7th. Thank you.

Best regards,
Brian

Brian Yamasaki
Senior Corporate Counsel, Senior Director

eBay Inc.
408 376 8770 F 408 376 7517
byamasaki@ebay.com ebayinc.com
Skype: byamasaki


ebay inc

From: *** FISMA & OMB Memorandum M-07-16 ***
Date: December 17, 2012, 10:23:14 PM PST
To: "Yamasaki, Brian" <byamasaki@ebay.com>
Subject: Rule 14a-8 Proposal (EBAY)

Mr. Yamasaki, Brian"
Additional documentation to follow.
Sincerely,
John Chevedden



SPINNAKER TRUST

November 7, 2012

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden,

This is to confirm that you own no fewer than 180 shares of eBay, Inc., (EBAY) CUSIP #278642103 and have held them continuously since at least October 1, 2011.

Spinnaker Trust acts as custodian for these shares. Northern Trust Company, a direct participant in the Depository Trust Company, in turn acts as a master custodian for Spinnaker Trust. Northern Trust is a member of the Depository Trust Company whose nominee name is Cede & Co.

These shares are held by Northern Trust as master custodian for Spinnaker Trust. All of the shares have been held continuously since at least October 1, 2011.

Sincerely,

John P.M. Higgins
Relationship Manager

123 Free Street, P.O. Box 7160, Portland, Maine 04112-7160
207-553-7160 207-553-7162 (Fax) 888-449-3512 (Toll Free) www.spinnakertrust.com

 Northern Trust

November 7, 2012

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: eBay, Inc. (EBAY) (Shareholder Resolution) CUSIP #278642103, Account # *** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

The Northern Trust Company is the custodian for Spinnaker Trust. As of October 1, 2012, Spinnaker Trust held 280 shares eBay, Inc., (EBAY) CUSIP #278642103. The above account has continuously held at least 180 shares of EBAY common stock since at least October 1, 2011.

Sincerely,

Rhonda Epler-Staggs
Northern Trust Company
Correspondent Trust Services
(312) 444-4114

CC: John P.M. Higgins, Spinnaker Trust

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, December 18, 2012 5:40 PM
To: Yamasaki, Brian
Subject: Stockholder Proposal (EBAY)

Mr. Yamasaki, Please let me know this week whether further information is needed.
John Chevedden

FAX JOURNAL REPORT

TIME : 11/09/2012 10:00
NAME :
FAX*** FISMA & OMB Memorandum M-07-16 ***
TEL :
SER.# : K0N634679

NO.	DATE	TIME	FAX NO./NAME	DURATION	PAGE(S)	RESULT	COMMENT	
				22	01	OK	TX	ECM
								ECM
								ECM
								ECM
								ECM
								ECM
								ECM
								ECM
								ECM
								ECM
								ECM
								ECM
								ECM
								ECM
#075	11/07	15:34	14085168811	01:28	05	OK	TX	ECM
								ECM
								ECM
								ECM
								ECM
								ECM
								ECM
								ECM

NSE
DITION / OUT

<u>Exhibit C</u>

Proof of Delivery of Notice

From: Miller, Kim
Sent: Monday, November 26, 2012 10:33 AM
To: Gerstman, Gary D.
Subject: RE: Letter on behalf of eBay Inc.

Hi Gary,

It was delivered to the server, see report below:

Google

Home | Help ? | Logou

Welcome kim.miller@sidley.com

Orgs and Users Inbound Servers Reports Log Search

Choose Org: Sidley.com

Log Search Org - Sidley.com

Version: logsearch_1.0-RC1

Log Search Custom date range 2012/11/06 00:00 to 2012/11/08 00:00 America/Chicago

Log Source: SMTP Mail Flow

From: ggerstman@sidley.com Direction: Outbound

*** FISMA & OMB Memorandum M-07-16 Disposition:

Subject: Letter on behalf of eBay Inc

Search | More search criteria

Export Selected | Export All

	Message ID	SMTP Message ID	Direction	Date	From	Subject	Sender MTA	Log Source	To	Disposition	Recipient MTA
	204077093434S2	1708ZOA5805084	Outbound	2012/11/07	ggerstman@sidle	Letter on behalf of eBay	198.232.50.4	SMTP Mail Flo	FISMA & OMB Memorandum M-07-16	Delivered	209.86.93.2

Kim Miller | Service Desk Analyst
Sidley Austin LLP | One South Dearborn Chicago, IL 60603
☎: IT Service Desk ext. 34507 | 312.456.4284 | 1.888.SIDLEY9
✉ ITServiceDesk@sidley.com


Microsoft
Office
Specialist

Microsoft Office Excel 2007 Certified
Microsoft Office Outlook 2007 Certified
Microsoft Office Powerpoint 2007 Certified
Microsoft Office Word 2007 Certified

From: Gerstman, Gary D.
Sent: November 26, 2012 10:03 AM
To: Miller, Kim
Subject: FW: Letter on behalf of eBay Inc.

Kim: Please check that this e-mail was delivered to the recipient? Thanks, Gary

Gary D. Gerstman
Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603
E-mail: ggerstman@sidley.com
Tel: (312) 853-2060
Fax: (312) 853-7036

From: Gerstman, Gary D.
Sent: Wednesday, November 07, 2012 5:54 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: 'mjacobson@ebay.com'
Subject: Letter on behalf of eBay Inc.

Dear Mr. Chevedden.

Please see the attached letter to you on behalf of eBay Inc. Please let me know if you have any questions.

Best regards,
Gary

Gary D. Gerstman
Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603
E-mail: ggerstman@sidley.com
Tel: (312) 853-2060
Fax: (312) 853-7036